

Mail Stop 7010

November 21, 2006

**via U.S. mail and facsimile**

Raymond J. De Hont
Chief Executive Officer
Met-Pro Corporation
160 Cassell Road, P. O. Box 144
Harleysville, Pennsylvania   19438

> **RE:    Met-Pro Corporation**
> **Form 10- K for the Fiscal Year Ended January 31, 2006**
> **Item 4.02 Form 8-K**
> **File No. 1-07763**

Dear Mr. DeHont:

      We have reviewed your response letter dated November 16, 2006 and Item 4.02 Form 8-K filed on November 20, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2006

Note 11 – Business Segment Data, page 45

1. We originally noted in your 2006 Form 10-K that you had two reportable segments: Product Recovery / Pollution Control Equipment (composed of six divisions) and Fluid Handling Equipment (composed of four divisions) as of January 31, 2006.  It was unclear to us how you concluded that you had only two reportable segments, as it appeared that your divisions did not satisfy the requirements for aggregation set forth in paragraph 17 of SFAS 131.  Specifically, the disclosures in the business section and segment footnote of your 2006 Form 10-K, the disaggregated financial information received by your CEO, the lack of economic similarities of your operating segments, the inconsistencies in gross and operating margins within your reportable segments, and the nature of the products suggested that you had more than two reportable segments.

However, you have told us that effective February 1, 2006, your CEO authorized significant changes to your management structure and financial reporting system. These changes involve a reorganization of your divisions and the appointment of two segment mangers, one over your Fluid Handling segment (now composed of three divisions) and one over your Product Recovery segment (now composed of four divisions). As a result of these changes, we understand that your CEO now receives more aggregated financial information. Specifically, we note that your CEO no longer receives financial information separately for each division; instead, we note that he receives information at the Fluid Handling level and the Product Recovery level, as well as financial information for the Pristine Water, Keystone Filter, Mefiag and Mefiag BV divisions. We understand that based on the level of financial information your CEO receives and the guidance from paragraphs 10-16 of SFAS 131, you believe that you now have six operating segments. We further understand that you have determined that as a result of these changes, you now have two reportable segments (Fluid Handling and Product Recovery), as well as one "Other" segment, consisting of the Pristine Water, Keystone Filter, Mefiag and Mefiag BV divisions, none of which breach the 10% thresholds in paragraph 18 of SFAS 131.

Despite the above, we continue to have concerns regarding the identification of your operating segments. Specifically, we note that from February 1, 2006, your CEO receives less financial information than in previous years. We question why, in an effective control environment, your CEO would choose to receive less financial information than before. This suggests to us that either (a) a group of individuals is acting as the CODM or (b) your CEO receives additional financial information in other forms, such as orally.

However, from your correspondence dated November 16, 2006, and from our conference call on November 17, 2006, you assert otherwise. Specifically, you have asserted that the CEO chose to receive less information as he was previously supervising too many direct reports and was involved with too much information. Consequently, you have indicated that your CEO now places more reliance on the segment managers to allow him to focus his attention on growing the business. In addition, you assert that only the CEO functions as the CODM, as the other managers are only responsible for their segment, rather than the company as a whole. Further, you assert that the CEO does not receive additional, disaggregated financial information in other forms, as the segment managers, not the CEO, are responsible for decision-making at the division level.

You, as management, are in the best position to identify your segments and this requires considerable judgment. Based on the internal reports provided to us, conversations and written correspondence with us, as well as your decision to restate your 2006 Form 10-K and subsequent Form 10-Q's, as disclosed in your Form 8-K filed November 20, 2006, we have no further comment at this time. However, we continue to urge you to consider the detailed guidance of SFAS 131, including whether your segments comply with the underlying objective of SFAS 131, as discussed in paragraph 3 of that standard, especially as your operations and reportable segments change.  Accordingly, we may consider this issue in future periods.

We remind you that when you file your restated Form 10-K and subsequent Form 10-Q's, you should appropriately address the following:

- an explanatory paragraph in the reissued audit opinion,
- full compliance with SFAS 154, paragraphs 25 and 26,
- fully update all affected portions of the document, including MD&A.
- updated Item 9A. disclosures should include the following:
  - o  a discussion of the restatement and the facts and circumstances surrounding it,
  - o  how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
  - o  changes to internal controls over financial reporting, and
  - o  anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
  Refer to Items 307 and 308(c) of Regulation S-K.
- updated reports from management and your independent auditors regarding your internal controls over financial reporting.
- updated certifications.

Form 8-K filed November 20, 2006

2. Please amend your report to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a), which is information required by Item 4.02(a) of Form 8-K.  You should file your amendment as a Form 8-K/A with the Item 4.02 designation.

Sincerely,


Nili Shah
Accounting Branch Chief